October 24, 2023

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Juan Grana

Re:	The Cannabist Company Holdings Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-275061

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Cannabist Company Holdings Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare the Registration Statement effective as of 5:00 p.m. Eastern Time on October 26, 2023, or as soon thereafter as practicable.

The Company hereby authorizes James Guttman, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

The Company further requests that it be notified of such effectiveness by a telephone call to James Guttman at (416) 367-7376.

Sincerely, The Cannabist Company Holdings Inc.

/s/ David Sirolly

David Sirolly Chief Legal Officer and General Counsel